Sierchio & Company, LLP

New York City	Chatham Center

February 16, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 2054

Re:	Janus Resources, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 30, 2011 (the “Form 10-K”)
File No. 0-30156

Dear Mr. Schwall,

We serve as counsel to the Company and have been requested to respond to the comment letter the Company received from the U.S. Securities and Exchange Commission (the “Commission”) dated December 29, 2011, regarding the Form 10-K.

Comment 1.	It does not appear that you have provided the disclosure required by Subpart 1200 of Regulation S-K. Please provide such disclosure or explain to us why you believe it is not required. Please refer to Rule 4-10(a) of Regulation S-X and Item 1201(a) of Regulation S-K.

In response to comment numbered 1, the Company referred to four of its properties as “Proven Properties” only insofar as those properties produce a limited amount of oil. As stated on page 4 of the Form 10-K, “Our four reservoirs classified as proven developed properties is based on Securities and Exchange Commission Regulation S-X Rule 4-10 ‘the operation of an installed program has confirmed through production response that increased recovery will be achieved.’ These wells are supported by actual production. The Company has not yet obtained reserve studies providing proved reserve quantities due to actual production and estimates of the wells lives considering production history along with the geological formation in which the wells are located.”

This language may represent a mischaracterization of the Company’s oil and gas interest and is premised on the definition of proven developed properties as set forth in Rule 4-10 of Regulation S-X prior to the adoption of the revisions to the oil and gas reporting disclosures set forth in Regulations S-X and S-K on January 1, 2010 (the “Revised Rules”). After further discussing the matter with the Company’s auditors and counsel, the Company believes that the Company may not have fully understood how the Revised Rules affected the Company’s classification of its properties.

The regulations previously stated (and as reported in the Company’s Form 10K for the year ended December 31, 2009): Rule 4-10 “reservoirs are considered proved if economic producibility is supported by either actual production or a conclusive formation test.” At that time, since the wells were producing, albeit in limited quantity, the Company’s characterization was correct. However, under the Revised Rules the Company’s characterization is not correct in that there is no basis for concluding that “has confirmed through production response that increased recovery will be achieved.”

430 Park Avenue, Suite 702, New York, New York, 10022

Tel: 212-246-3030 ● Fax: 212-246-3039

Sierchio & Company, LLP

Neither the Company, nor the Company’s partners, Leexus Oil LLC and Bayshore Exploration LLC (collectively, the “Partners”), have conducted any reserve studies and after further assessment of the matter, neither the Company nor the Partners believe it to be commercially reasonable, based on production to date, to undertake the expense of conducting a reserve study. As further disclosed in the Form 10-K, wells located on these four properties a total of only 446.3 barrels (1.8 barrels per day) and 1,184.1 Mcf of gas for the Company’s fiscal year ending December 31, 2010, generating a total of $24,988 in revenues. Additionally, the Company maintains only a minority working interest in each of the properties, which are actively maintained by the Partners; accordingly, the Company is not in a position to unilaterally conduct reserve studies on these properties and no reserve studies have been provided to the Company by the Partners.

The Company’s financial statements, and the notes thereto, are consistent with those of a company which does not have proven reserves (see “Note 2. Accounting Policies – Full Cost Method of Accounting for Oil and Gas Properties”). Accordingly, the reclassification of the Company’s properties to unproven status has no impact on the financial statements other than changes to the line item description. However, to the extent the Commission is of the opinion that the properties referred to as “Proven Properties” should be reclassified as “Unproven Properties,” the Company requests that it be permitted to do so on a going forward basis, starting with its soon to be filed Form 10-K for the fiscal year ended December 31, 2011, without having to amend the Form 10-K as such amendments do not change the Company’s financial statements and would not be material to the Company’s investors, particularly in light of the overall decrease in revenues generated by the wells, which have been disclosed in the Company’s filings, and the Company’s substantially lessened involvement in oil and gas operations.

Comment 2.	Please expand the biographical sketches for Messrs. Cacace and Jenkins to identify the positions held and the principal employers during the past five years, eliminating any gaps or ambiguities with regard to time. Please specify for such positions both the month and year that positions began and ended. Also, with regard to Mr. Cacace, insofar as you disclose at page 41 that he devotes less than his “full time and attention” to your business, quantify the average amount of time he does spend on your business and make clear how he spends the balance of his professional time.

In response to comment numbered 2, the Company requests that it may make the requested changes on a going forward basis, particularly in light of Mr. Cacace’s recent resignation from the Company. The Company intends to expand the biographical sketch for Mr. Jenkins as follows:

Since November 9, 2001, Mr. Jenkins has been the sole stockholder and president of J2 Capital Partners LLC, a management consulting firm specializing in early stage investment and management consultation to companies in the resource industry. Additionally, since June 5, 2006, Mr. Jenkins has served as the President, Chief Executive Officer and a Director of Minerva Minerals Limited, a public company engaged in the business of locating, acquiring, exploring and developing mineral properties. Mr. Jenkins was invited to join the Board of Directors due to his experience with public companies in the matters relating to management, administration, financial reporting, legal compliance and business development.

Sierchio & Company, LLP

Comment 3.	Provide expanded tabular disclosure to identify those natural persons which are deemed beneficial owners of your stock as a result of their voting or investment power with regard to 1420525 Alberta Ltd., your largest listed shareholder. See Exchange Act Rule 13d-3. Also provide explanatory text to clarify the nature of their ownership.

In response to comment numbered 3, please note that the Company intends to enhance its disclosure by stating that “1420525 Alberta Ltd. is a private corporation, the sole shareholder of which is Harmel S. Rayat; Mr. Rayat was our former Chief Executive Officer, Chief Financial Officer, Secretary and director. Mr. Rayat resigned from his positions with us on September 12, 2008.”

Although this information has been previously disclosed by the Company, it was inadvertently omitted from the Form 10-K. The Company will, on a going forward basis, ensure that such disclosure is included to the extent then required.

Comment 4.	We note that your filed participation agreements refer to a master joint operating agreement. Please file all required material contracts as exhibits, and provide the basis for not filing the master agreement. In addition, please revise your disclosure where appropriate to discuss the liability you retain under your participation agreements and any master joint operating agreement, including any indemnities that you are obligated to provide in that regard.

In response to comment numbered 4, the Company will include a copy of the master agreement and will amend its disclosure, where appropriate, to discuss any liabilities the Company retains under the master joint operating agreement and the participation agreements, on a going forward basis.

In light of the fact that the Company is currently preparing its Annual Report on Form 10-K for its fiscal year ended December 31, 2011, the costs associating with amending and refiling the Form 10-K and the fact that comments would not affect the financial disclosures made by the Company, the Company respectfully requests that it be permitted to make all the requested changes on a going forward basis starting with its Annual Report on Form 10-K for its fiscal year ended December 31, 2011.

The Company has authorized us to acknowledge, on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio